UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Xiao Zongwei
Name:	Xiao Zongwei
Title:	Joint Company Secretary
Dated: August 13, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated August 13, 2009, entitled “CNOOC Ltd Makes New Discovery in Bohai Bay”.
99.2	Announcement dated August 13, 2009, entitled “Date of Board Meeting”.

Exhibit 99.1

中国海洋石油有限公司
CNOOC LIMITED
For Immediate Release

CNOOC Ltd Makes New Discovery in Bohai Bay

(Hong Kong, Aug 13, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today that the Company has successfully made a new discovery – Qinhuangdao(QHD)35-4 in Shijiutuo Uplift of Bohai Bay.

New discovery QHD35-4 is located in the south of Shijiutuo Uplift in the north central of Bohai Bay, and about 38 kilometers western of QHD32-6 oilfield.

The Company has drilled wells on this structure before. The discovery well QHD35-4-3 penetrated oil pay zones with total thickness of 21.4 meters and proved QHD35-4 a middle-size oilfield. The well drilled to a total depth of 2,215 meters, with water depth of about 26 meters.

During the drill stem test, the well was tested to flow at an average rate of 1,700 barrels of oil and 400 thousand cubic feet of natural gas per day via 11.11mm choke.

Mr. Zhu Weilin, Executive Vice President of the Company and General Manager of Exploration Department commented, “New discovery QHD 35-4 is one of discoveries the Company has made around Shijiutuo Uplift. This area is expected to become new growth point of our reserves.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

*** *** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

DATE OF BOARD MEETING

The board of directors (the "Board") of CNOOC Limited (the "Company") announces that a meeting of the Board will be held on Wednesday, 26 August 2009, whereat the Board will, amongst other matters, approve the release of the interim results of the Company and its subsidiaries for the six months ended 30 June 2009 and consider the payment of an interim dividend.

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 13 August 2009

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao